Exhibit 99.2

August 16, 2011

Board of Directors
ChinaEDU Corporation
Gehua Tower, Fourth Floor - A
Qinglong Hutong No. 1, Beijing  100007
PRC China

To the Board of Directors of ChinaEDU Corporation:

The ChinaEDU Value Realization Committee (the “Committee”) is comprised of three ChinaEDU Corporation (“CEDU” or the “Company”) shareholders and their affiliates who collectively own 4,549,964 CEDU ADSs, which represent 13,649,892 Ordinary Shares or approximately 25% of the outstanding Ordinary Shares as of December 31, 2010.  Members of the Committee are knowledgeable, long-term investors who have met or spoken with CEDU’s senior executives and board members on several occasions over the past three years.

Since its December 2007 initial public offering, CEDU’s share price has fallen more than 40%.  CEDU’s stock also has underperformed relevant U.S. and Chinese equity market indices and the shares of leading industry peers for more than two years.  We believe the stock’s performance is largely the result of slowing growth in the Company’s core online degree programs and poor returns on initiatives outside the core business.

CEDU’s recently disclosed objectives to grow the K-12 business from 20% to 50% of the Company’s revenues and enter high-end college preparatory, small group tutoring, and other markets represent a significant expansion of management’s efforts to diversify the business.  Historically such efforts have been a poor use of shareholders’ capital, and we have no reason to believe the results will be different with these initiatives.

Management’s struggles with effective capital allocation are illustrated by the Company’s private primary and secondary schools business.  We estimate it has cost the Company more than $30 million to get this business off the ground, yet it is on a run rate to deliver only $1.8 million of annualized gross profit and is almost certainly unprofitable after allocating marketing and other expenses.  Nonetheless, management estimates it will invest another $1.5 million in 2011 to expand this business.

CEDU has been able to fund such initiatives because it has a solidly profitable and growing core online degree program business and an enormous cash balance relative to the Company’s size.  Indeed we believe the Company’s core business, cash balance, and real estate justify a share price significantly higher than the current market price.

We believe strategic or financial buyers who could operate the Company’s businesses and control its investment strategy are far more likely to pay fair value for CEDU’s assets than are public shareholders at this stage.  With many players seeking to gain or increase access to the attractive Chinese education market, this appears to be an opportune time to pursue a sale of the Company.

Members of the Committee would prefer to work with CEDU’s current board of directors in a process to find appropriate buyers for the Company.  We seek to commence this process promptly so that shareholders can realize value on their CEDU investment by year-end.  The Committee has retained counsel and intends to engage an investment banker to assist in this process.  If the current board is unwilling to work with the Committee or participate in a sale process, we intend to take actions to change the board composition so that the Committee’s designees will constitute a majority of the Company’s directors.

We look forward to discussing this with you at your earliest convenience.

Sincerely, New Vernon Aegir Master Fund Ltd. New Vernon Investment Management LLC New Vernon Partners LLC Trent Stedman Thomas Patrick

Lake Union Capital Fund, LP Lake Union Capital Management, LLC Michael Self Columbia Pacific Opportunity Fund, L.P. Columbia Pacific Advisors, LLC Alexander B. Washburn
Daniel R. Baty Stanley L. Baty Brandon D. Baty